Other Financial and Operating Data

The following table sets forth select financial data from Videocon d2h’s income statement for the periods indicated, the components of which are also expressed as a percentage of total revenue for such periods.

				( in Million)
	Fiscal Year
	2015		2014
Particulars	Amount	% of Total Revenue	Amount	% of Total Revenue
INCOME
Revenue from operations	23,377.08	100.0%	17,644.10	100.0%

	23,377.08	100.0%	17,644.10	100.0%
EXPENSE
Operating expense	13,853.05	59.3%	10,715.06	60.7%
Employee benefits expense	1,023.28	4.4%	864.28	4.9%
Administration and other expenses	688.04	2.9%	538.71	3.1%
Selling and distribution expenses	1,856.32	7.9%	1,605.56	9.1%
Depreciation, amortization and impairment	5,286.82	22.6%	4,211.89	23.9%

Total Expenses	22,707.51	97.1%	17,935.50	101.7%

Profit / (Loss) from operations	669.57	2.9%	(291.40)	-1.7%
Finance costs / Finance Income (Net)	(4,614.22)	-19.7%	(4,351.02)	-24.7%
Other Income	0.08	0.0%	17.26	0.1%

Profit / (loss) before tax	(3,944.57)	-16.9%	(4,625.16)	-26.2%

Income tax expense
Current tax	—	—	—	—
Deferred tax	(1,217.93)	-5.2%	(1,429.68)	-8.1%

Profit / (Loss) after tax	(2,726.64)	-11.7%	(3,195.48)	-18.1%

Non-GAAP Measures
Reconciliation of IFRS to Non IFRS financial measures

Profit / (Loss) after tax	(2,726.64)	-11.7%	(3,195.48)	-18.1%
Income tax expense	(1,217.93)	-5.2%	(1,429.68)	-8.1%
Profit / (loss) before tax	(3,944.57)	-16.9%	(4,625.16)	-26.2%
Finance costs / Finance Income (Net)	4,614.22	19.7%	4,351.02	24.7%
Other Income	(0.08)	0.0%	(17.26)	-0.1%

Profit / (Loss) from operations	669.57	2.9%	(291.40)	-1.7%
Depreciation, amortization and impairment	5,286.82	22.6%	4,211.89	23.9%

Earning before interest, tax, depreciation and amortization (EBITDA)	5,956.39	25.5%	3,920.49	22.2%
Employee Share based compensation Cost (ESOP Plan 2014)	29.74	0.1%	—	—
One Time Security Issue Expenses	105.43	0.5%	—	—

[1] Adjusted Earning before interest, tax, depreciation and amortization (Adjusted EBITDA)	6,091.56	26.1%	3,920.49	22.2%

Key Metrics
Particulars	2015	2014	Increase

Gross Subscriber Base (million)	13.09	10.45	2.64
Net Subscriber Base (million)	10.18	8.44	1.74
Incremental Churn %	0.80%	0.76%	0.04%
ARPU ( )	196	181	15
Content as % of Revenue	36.2%	34.1%	2.1%
Subscriber Acquisition Cost (in Per Subscriber)	1,984	1,890	94

[1]	Adjusted EBITDA is calculated after oneoff Securities issue expenses and impact of ESOP Plan 2014.

EBITDA presented in this statement is a supplemental measure of performance and liquidity that is not required by or represented in accordance with the IFRS. Furthermore, EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate EBITDA differently from Videocon d2h, limiting their usefulness as comparative measures. Company believes that EBITDA helps identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that are excluded for calculating EBITDA. Company believes that EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision making.

Unaudited Quarterly Financials

				in Millions
	Fiscal 2015
Particulars	Quarter ended June 30, 2014	Quarter ended Sept. 30, 2014	Quarter ended Dec. 31, 2014	Quarter ended March 31, 2015
Subscribers details:
Gross base (million)	11.21	11.82	12.47	13.09
Net base (million)	9.09	9.46	9.82	10.18
INCOME
Revenue from operations	5,374.93	5,734.04	6,015.31	6,252.80

EXPENSE
Operating expense	3,089.81	3,380.76	3,745.66	3,636.82
Employee benefits expense	243.75	244.65	249.85	285.03
Administration and other expenses	126.75	156.71	151.50	253.09
Selling and distribution expenses	431.58	507.13	456.82	460.79
Depreciation, amortization and impairment	1,245.13	1,283.83	1,348.13	1,409.73

Total Expenses	5,137.02	5,573.08	5,951.96	6,045.46

Profit / (Loss) from operations	237.91	160.96	63.35	207.34
Finance costs/Finance Income (Net)	(1,045.12)	(1,049.40)	(1,218.85)	(1,300.86)
Other Income	0.19	0.24	0.41	(0.76)

Profit/(loss) before tax	(807.02)	(888.20)	(1,155.09)	(1,094.28)
Income tax expense
Current tax	—	—	—	—
Deferred tax	(249.45)	(274.53)	(357.04)	(336.91)

Profit/(Loss) after tax	(557.57)	(613.67)	(798.05)	(757.37)
Churn (%)	0.42%	0.85%	1.02%	0.85%
Content % of revenue	32.7%	34.8%	38.3%	38.4%
ARPU ( )	187	190	195	202

Non-GAAP Measures

Earning before interest, tax, depreciation and amortization (EBITDA)				in Millions
	Fiscal 2015
Particulars	Quarter ended June 30, 2014	Quarter ended Sept. 30, 2014	Quarter ended Dec. 31, 2014	Quarter ended March 31, 2015
Profit / (Loss) after tax	(557.57)	(613.67)	(798.05)	(757.37)
Income tax expense	(249.45)	(274.53)	(357.04)	(336.91)

Profit / (loss) before tax	(807.02)	(888.20)	(1,155.09)	(1,094.28)
Finance costs / Finance Income (Net)	1,045.12	1,049.40	1,218.85	1,300.86
Other Income	(0.19)	(0.24)	(0.41)	0.76

Profit / (Loss) from operations	237.91	160.96	63.35	207.34
Depreciation, amortization and impairment	1,245.13	1,283.83	1,348.13	1,409.73

Earning before interest, tax, depreciation and amortization (EBITDA)	1,483.04	1,444.79	1,411.48	1,617.07

Note: EBITDA of quarter ended March 31, 2015 is after accounting for one off securities issue expenses of 105.43 million and Employee Share based Compensations cost of 29.74 million towards provision of ESOP plan 2014.